SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549




                                      FORM 11-K




                 [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended December 31, 1993

                                          OR

               [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934
               For the transition period from            to

                            Commission File Number 1-3526




                             A.  Full title of the plan:

                                 THE SOUTHERN COMPANY
                                EMPLOYEE SAVINGS PLAN



             B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                 THE SOUTHERN COMPANY
                               64 Perimeter Center East
                               Atlanta, Georgia  30346



                      THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                      FORM 11-K
                                  DECEMBER 31, 1993



                                  TABLE OF CONTENTS



                                                                    Page No.

        Exhibits                                                        2

        Report of Independent Public Accountants                        3

        Statement of Net Assets Available for Benefits, With Fund
         Information-- December 31, 1993                                5

        Statement of Net Assets Available for Benefits, With Fund
         Information-- December 31, 1992                                6

        Statement of Changes in Net Assets Available for
         Benefits, With Fund Information-- for the year ended
         December 31, 1993                                              7

        Statement of Changes in Net Assets Available for
         Benefits, With Fund Information-- for the year ended
         December 31, 1992                                              8

        Notes to Financial Statements and Schedules                     9

        Schedule I - Item 27a - Schedule of Assets Held for
         Investment Purposes--December 31, 1993                        14

        Schedule II - Item 27d - Schedule of Reportable
         Transactions-- for the year ended December 31, 1993           20

        Signature                                                      21

        Consent of Independent Public Accountants                      22


















                                       EXHIBITS


          A-1  - Amended and Restated Plan Agreement for The Southern
                 Company Employee Savings Plan. (Designated in Form 11-K for 1991, File No. 1-3526, as Exhibit A-1.)

          B    - Copy of Internal Revenue Service determination letter
                 dated May 29, 1990. (Designated in Form 11-K for 1991, File No. 1-3526 as Exhibit B).

          C    - Trust Agreement between Southern Company Services, Inc.
                 and Wachovia Bank of Georgia, N. A. (Designated in Form 11-K for 1991, File No. 1-3526 as Exhibit C).


















































                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


          To the Savings Plan Committee of
              The Southern Company Employee Savings Plan:

          We have audited the accompanying statements of net assets available for benefits, with fund information of THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Savings Plan Committee in its capacity as administrator of the Plan (the "Administrator"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

          Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The





          Page 2


          supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




          Arthur Andersen & Co.                       ARTHUR ANDERSEN & CO.
          Atlanta, Georgia
          June 10, 1994















































        Item 1.                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                               DECEMBER 31, 1993

                                                                                                  Fund  Information (Note 1)

                                                                                            Participant Directed Portion

                                                                          Fixed Income        Equity          Index      Participant
                                                            Total             Fund             Fund           Fund         Loan Fund
              ASSETS:
                Investments, at fair value
                  (Schedule 1 and Note 2)
                     Temporary investments             $   63,463,995     $ 47,105,138    $ 10,473,370    $   791,093   $          -
                     Certificates of deposit               51,000,000       51,000,000               -              -              -
                     Common stock--excluding
                       common stock of The
                       Southern Company                   101,177,789                -     101,177,789              -              -
                     Common stock--The
                       Southern Company                 1,337,838,980                -               -              -              -
                     Mutual fund equity
                       investments                         47,649,183                -               -     47,649,183              -
                Investments, at contract value
                     Guaranteed investment
                       contracts                            6,241,947        6,241,947               -              -              -
                Loans due from participants                76,796,989                -               -              -     76,796,989
                                                        1,684,168,883      104,347,085     111,651,159     48,440,276     76,796,989
                Interest and dividends
                  receivable                                1,020,381          856,943         146,114          1,101              -
                Other current assets                          942,498          191,494         751,004              -              -
                Total Assets                            1,686,131,762      105,395,522     112,548,277     48,441,377     76,796,989

              LIABILITIES:
                Due to (from) other funds                           -                -               -              -              -
                Other current liabilities                     548,542          548,542               -              -              -
                Liabilities for
                  securities purchased                        864,174                -         314,906              -              -
                Total Liabilities                           1,412,716          548,542         314,906              -              -

              NET ASSETS AVAILABLE
                FOR BENEFITS                           $1,684,719,046     $104,846,980    $112,233,371    $48,441,377    $76,796,989

                                         The accompanying notes are an integral part of this statement.




        Item 1.                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                               DECEMBER 31, 1993

                                                                    Fund  Information (Note 1)

                                                                  Non-Participant
                                                                  Directed Portion

                                                     The Southern Company
                                                          Stock Fund

              ASSETS:
                Investments, at fair value
                  (Schedule 1 and Note 2)
                     Temporary investments          -   $   3,163,751    $   1,930,643
                     Certificates of deposit                        -                -
                     Common stock--excluding
                       common stock of The
                       Southern Company-                            -                -
                     Common stock--The
                       Southern Company                   603,466,473      734,372,507
                     Mutual fund equity
                       investments-                                 -                -
                Investments, at contract value
                     Guaranteed investment
                       contracts                                    -                -
                Loans due from participants                         -                -
                                                          606,630,224      736,303,150
                Interest and dividends
                  receivable                                    9,253            6,970
                Other current assets                                -                -
                Total Assets                              606,639,477      736,310,120

              LIABILITIES:
                Due to (from) other funds                           -                -
                Other current liabilities-                          -                -
                Liabilities for
                  securities purchased                        549,268                -
                Total Liabilities                             549,268                -

              NET ASSETS AVAILABLE
                FOR BENEFITS                             $606,090,209     $736,310,120







                        The accompanying notes are an integral part of this statement.














































        Item 1.                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                               DECEMBER 31, 1992



                                                                                                  Fund  Information (Note 1)


                                                                                            Participant Directed Portion

                                                                     Fixed Income         Equity          Index       Participants
                                                         Total           Fund              Fund            Fund         Loan Fund
              ASSETS:
                Investments, at fair value
                  (Schedule 1 and Note 2)
                     Temporary investments         $   58,084,882    $44,747,446     $  8,927,057   $    727,128      $         -
                     Certificates of deposit           43,500,000     43,500,000                -              -                -
                     Common stock--excluding
                       common stock of The
                       Southern Company               102,490,354              -      102,490,354              -                -
                     Common stock--The
                       Southern Company             1,087,177,235              -                -              -                -
                     Mutual fund equity
                       investments                     31,726,393              -                -     31,726,393                -
                Investments, at contract value
                     Guaranteed investment
                       contracts                        4,784,725      4,784,725                -              -                -
                Loans due from participants            66,189,778              -                -              -       66,189,778
                                                    1,393,953,367     93,032,171      111,417,411     32,453,521       66,189,778
                Interest and dividends
                  receivable                            1,089,432        924,133          153,111            892                -
                Other current assets                      109,538         20,477                -          4,309                -
                Total Assets                        1,395,152,337     93,976,781      111,570,522     32,458,722       66,189,778

              LIABILITIES:
                Due to (from) other funds                       -      (981,435)         (818,363)      (489,426)               -
                Other current liabilities                 548,650       444,071            46,607         13,886                -
                Liabilities for
                  securities purchased                  3,106,274             -                 -              -                -





                Total Liabilities                       3,654,924      (537,364)         (771,756)      (475,540)               -

              NET ASSETS AVAILABLE
                FOR BENEFITS                       $1,391,497,413   $94,514,145      $112,342,278    $32,934,262      $66,189,778


                                         The accompanying notes are an integral part of this statement.






































        Item 1.                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                               DECEMBER 31, 1992



                                                                                                  Fund  Information (Note 1)



                                                                                            Participant Directed Portion


                                                        The Southern Company
                                                             Stock Fund
              ASSETS:
                Investments, at fair value
                  (Schedule 1 and Note 2)
                     Temporary investments            $   769,968    $ 2,913,283
                     Certificates of deposit                    -              -
                     Common stock--excluding
                       common stock of The
                       Southern Company                         -              -
                     Common stock--The
                       Southern Company               489,025,081    598,152,154
                     Mutual fund equity
                       investments                              -              -
                Investments, at contract value
                     Guaranteed investment
                       contracts                                -              -
                Loans due from participants                     -              -
                                                      489,795,049    601,065,437
                Interest and dividends
                  receivable                                6,096          5,200
                Other current assets                       82,979          1,773
                Total Assets                          489,884,124    601,072,410

              LIABILITIES:
                Due to (from) other funds               2,289,224              -
                Other current liabilities                       -         44,086
                Liabilities for
                  securities purchased                    514,993      2,591,281
                Total Liabilities                       2,804,217      2,635,367


              NET ASSETS AVAILABLE
                FOR BENEFITS                         $487,079,907   $598,437,043


                                         The accompanying notes are an integral part of this statement.


                                                                    -10-

        Item 2.
                                  THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                               DECEMBER 31, 1993


                                                                   Fund Information (Note 1)

                                                                                                  Participant Directed Portion


                                                                     Fixed Income        Equity           Index           Participan
                                                      Total              Fund             Fund            Fund              Loan Fun

        INVESTMENT INCOME:
           Interest & Dividends                $   78,164,696      $  3,978,515    $  1,583,310      $  1,119,668        $ 5,078,989
           Net appreciation
            (depreciation) in fair
            value of investments
             (Note 2)                             163,327,319                 -      (1,843,752)        2,746,651                  -

           Net investment income                  241,492,015         3,978,515        (260,442)        3,866,319          5,078,989

        CONTRIBUTIONS (Notes 3 and 4):
           Participants'                           68,250,451         7,652,042      10,764,437         6,936,394                  -
           Company                                 41,414,262                 -               -                 -                  -

        DISTRIBUTIONS TO PARTICIPANTS             (67,322,108)      (10,028,558)     (4,478,962)       (1,535,553)                 -

        NEW LOANS ISSUED                                    -        (3,637,103)     (4,261,730)       (1,896,580)        36,555,453

        LOAN PRINCIPAL PAYMENTS                             -         1,923,943       2,917,134         1,774,523        (25,948,242

        TRANSFERS BETWEEN FUNDS                             -         4,937,244      (6,433,692)        5,281,486         (5,078,989

        NET TRANSFERS INTO FUNDS                    9,387,013         5,506,752       1,644,348         1,080,526                  -

        CHANGE IN NET ASSETS
           AVAILABLE FOR BENEFITS
           DURING YEAR                            293,221,633        10,332,835        (108,907)       15,507,115         10,607,211

        NET ASSETS AVAILABLE FOR
         BENEFITS AT DECEMBER 31, 1992          1,391,497,413        94,514,145     112,342,278        32,934,262         66,189,778

        NET ASSETS AVAILABLE
           FOR BENEFITS AT
           DECEMBER 31, 1993                   $1,684,719,046      $104,846,980    $112,233,371      $ 48,441,377        $76,796,989



                                         The accompanying notes are an integral part of this statement.


                                                                    -11-





















     Item 2.
                                  THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                               DECEMBER 31, 1993


                                                                   Fund Information (Note 1)
                                                                      Non-Participant
                                                                      Directed Portion

                                               The Southern Company
                                                    Stock Fund

        INVESTMENT INCOME:
           Interest & Dividends                  $ 29,889,592      $ 36,514,622
           Net appreciation
            (depreciation) in fair
            value of investments
             (Note 2)                              73,292,169        89,132,251

           Net investment income                  103,181,761       125,646,873

        CONTRIBUTIONS (Notes 3 and 4):
           Participants'                           42,897,578                 -
           Company                                           -       41,414,262

        DISTRIBUTIONS TO PARTICIPANTS             (19,782,961)      (31,496,074)

        NEW LOANS ISSUED                          (20,760,973)       (5,999,067)

        LOAN PRINCIPAL PAYMENTS                    12,430,153         6,902,489

        TRANSFERS BETWEEN FUNDS                      (110,643)        1,404,594

        NET TRANSFERS INTO FUNDS                    1,155,387                 -

        CHANGE IN NET ASSETS
           AVAILABLE FOR BENEFITS
           DURING YEAR                            119,010,302       137,873,077

        NET ASSETS AVAILABLE FOR
         BENEFITS AT DECEMBER 31, 1992            487,079,907       598,437,043

        NET ASSETS AVAILABLE
           FOR BENEFITS AT
           DECEMBER 31, 1993                     $606,090,209      $736,310,120



                                         The accompanying notes are an integral part of this statement.



                                                            -12-



















     Item 2.  (Continued)

                                  THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                               DECEMBER 31, 1992


                                                              Other Fund Information (Note 1)


                                                                                              Participant Directed Portion


                                                                   Fixed Income        Equity           Index           Participants
                                                    Total              Fund             Fund            Fund              Loan Fund

      INVESTMENT INCOME:
         Interest & Dividends                $   71,904,272      $  4,074,113    $  1,583,704       $   838,454         $ 4,770,303
         Net appreciation in fair
           value of investments
           (Note 2)                             118,075,892              (561)      1,945,304         1,431,950                   -

         Net investment income                  189,980,164         4,073,552       3,529,008         2,270,404           4,770,303

      CONTRIBUTIONS (Notes 3 and 4):
         Participants'                           62,329,921         7,067,709      10,935,375         5,549,127                   -
         Company                                 38,445,701                 -               -                 -                   -

      DISTRIBUTION TO PARTICIPANTS              (93,437,228)      (11,174,760)     (5,366,398)       (1,636,898)                  -

      NEW LOANS ISSUED                                    -        (3,887,254)     (4,962,123)       (1,469,633)         40,657,628

      LOAN PRINCIPAL PAYMENTS                             -         1,821,590       2,729,652         1,306,135         (24,235,419)

      NET TRANSFERS BETWEEN FUNDS                         -        16,918,762       2,479,324         1,651,077          (4,770,303)

      CHANGE IN NET ASSETS
         AVAILABLE FOR BENEFITS
         DURING YEAR                            197,318,558        14,819,599       9,344,838         7,670,212          16,422,209

      NET ASSETS AVAILABLE
         FOR BENEFITS AT
         DECEMBER 31, 1991                    1,194,178,855        79,694,546     102,997,440        25,264,050          49,767,569


      NET ASSETS AVAILABLE
         FOR BENEFITS AT
         DECEMBER 31, 1992                   $1,391,497,413      $ 94,514,145    $112,342,278       $32,934,262         $66,189,778



                        The accompanying notes are an integral part of this statement.


                                                        -13-



























    Item 2.  (Continued)

                                  THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                               DECEMBER 31, 1992


                                                              Other Fund Information (Note 1)

                                            Non-Participant
                                            Directed Portion


                                             The Southern Company
                                                  Stock Fund

      INVESTMENT INCOME:
         Interest & Dividends                   $27,792,323      $ 32,845,375
         Net appreciation in fair
           value of investments
           (Note 2)                              51,940,308        62,758,891

         Net investment income                   79,732,631        95,604,266

      CONTRIBUTIONS (Notes 3 and 4):
         Participants'                           38,777,710                 -
         Company                                          -        38,445,701

      DISTRIBUTION TO PARTICIPANTS              (35,038,774)      (40,220,398)

      NEW LOANS ISSUED                          (21,093,845)       (9,244,773)

      LOAN PRINCIPAL PAYMENTS                    10,588,697         7,789,345

      NET TRANSFERS BETWEEN FUNDS               (17,829,454)        1,550,594

      CHANGE IN NET ASSETS
         AVAILABLE FOR BENEFITS
         DURING YEAR                             55,136,965        93,924,735

      NET ASSETS AVAILABLE
         FOR BENEFITS AT
         DECEMBER 31, 1991                      431,942,942       504,512,308



      NET ASSETS AVAILABLE
         FOR BENEFITS AT
         DECEMBER 31, 1992                     $487,079,907      $598,437,043



                        The accompanying notes are an integral part of this statement.


                                                                        -14-











                      THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                     NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                              DECEMBER 31, 1993 And 1992


        1. Description of the Plan:

           The following is a brief description of The Southern Company Employee Savings Plan (the "Plan"), formerly The Employee Savings Plan for the Southern Company System, and the administration thereof and is provided for general information purposes only. The Plan includes employees and retirees of eight subsidiaries of The Southern
        Company: Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Electric International, Inc., Southern Nuclear Operating Company, Inc., and Southern Company Services, Inc. (the "Employing Companies"). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

           Effective March 1, 1976, The Southern Company System (the "Company") established the Plan for the primary purpose of creating added employee interest in the affairs of the Company and supplementing retirement and death benefits of employees. Under the Plan, amounts deducted from compensation or deferred from compensation by an employee (a "Participant") are contributed to the Plan on the Participant's behalf and are supplemented by contributions of the Employing Companies. The Plan was amended and restated as of January 1, 1989, in order to incorporate the applicable provisions of The Internal Revenue Code of 1986, as amended (the "Code") and to establish the Employer Matching Contribution percentage for 1991. Amendments were made in 1991 and 1992 to include Southern Nuclear Operating Company, Inc. as an Employing Company, to establish the Employer Matching Contribution percentage for 1992 and 1993, to provide for miscellaneous administrative changes and to clarify certain provisions of the Plan. In addition, amendments were made to the Plan in 1993 to include Savannah Electric and Power Company as an Employing Company, and to give the Board of Directors of Southern Company Services, Inc. the discretion to determine the Employer Matching Contribution percentage, to provide for miscellaneous administrative charges and to clarify certain provisions of the Plan.






           The Plan has four investment options available. Each investment fund has specific guidelines and limitations as to the type of securities eligible for investment. The primary types of securities eligible for investment by each fund are: (1) fixed income obligations for the Fixed Income Fund, (2) common or capital stocks or securities convertible into common or capital stocks of corporations other than The Southern Company or its subsidiaries for the Equity Fund, (3) common stock of The Southern Company for The Southern Company Stock Fund and (4) common stock selected from time to time to comprise Standard and Poor's Composite Index of 500 Stocks for the Index Fund. In addition, monies pending investment held by each of the funds described above may be temporarily invested in short-term, interest-bearing obligations.

           Plan Participants also have the right to borrow a portion of their account balance under the terms of the Plan. Under the terms of the Plan all loans are considered to be earmarked investments of the Participant's account, and any repayment of principal and interest is reinvested in accordance with the Participant's investment direction in effect on the date of such repayments.

           The Savings Plan Committee may direct the Trustee to make a loan or loans from the Plan to any Participant or beneficiary subject to certain limitations. All loans bear a rate of interest which remains fixed over the term of the loan and may be secured only by a Participant's account balance. The repayment of such loans is made through payroll deductions.

           Investment managers independent of the Trustee (see Note 5) are authorized to invest the funds of the Equity Fund and the Index Fund in accordance with the Plan's Trust agreement. During 1992 and 1993, the investment managers were Lincoln Capital Management, Jundt Associates, Inc. and American National Bank and Trust Company. Investment manager and certain other plan and trust expenses are paid by the Employing Companies. The Plan's brokerage fees are included in the cost of the investments or netted against the sales proceeds.

           For accounting and administrative purposes, The Southern Company Stock Fund has been segregated into the portion representing contributions made by Participants and the portion representing contributions made by the Employing Companies. Participants may direct the investment of all of their account balance except for amounts relating to employer matching contributions which, under the terms of the Plan, must be invested in The Southern Company Stock Fund.

        2. Accounting Policies:

           Basis of Accounting

           The accompanying financial statements have been prepared on the accrual basis of accounting.

                                       -15-



           Certain prior year amounts in the accompanying financial statements have been reclassified to conform with the current year presentation.

           Investments

           Investments are stated at fair value determined from quoted market price information. Investment Contracts are reported at contract value. The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and the cost of investments bought during the year and the net difference between market value and the beginning of the year market value of assets held, sold, or distributed.

           The fair market values of individual assets which represent 5% or more of the plan's net assets as of December 31, 1993 and 1992 are as follows:
                                                  1993             1992
        The Southern Company common stock     $1,337,838,980  $1,087,177,235

        3. Participation:

           Generally, all regular employees of the Employing Companies are eligible to participate in the Plan provided that they have completed at least one year of service (in which they have performed at least 1,000 hours of service). This eligibility requirement complies with the provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended.

           Subject to the limitations of the Code, a Participant may contribute into either the Fixed Income Fund, the Equity Fund, The Southern Company Stock Fund or the Index Fund any whole percentage which is not more than 16% of his compensation as defined in the Plan ("Voluntary Participant Contribution"). In addition, a Participant may elect to have his compensation as defined in the plan reduced by a whole percentage which is not more than 16% of his compensation, such amount to be contributed on his behalf to his account under the Plan ("Elective Employer Contribution"). A Participant may not contribute or have contributed on his behalf more than 16% of his compensation as defined in the Plan in total. Participants must invest equally in each fund in which they elect to participate.

           A Participant may change the percentage he has authorized as his Voluntary Participant Contribution (or the Elective Employer Contribution made on his behalf) to another permissible percentage by giving at least sixty days written notice of such change.

           The Employing Companies contributed on behalf of each of the Participants in their employ an amount equal to 75% of (a) the Elective Employer Contribution made on a Participant's behalf, plus
        (b) his Voluntary Participant Contribution, to the extent such







        contributions, when combined, did not exceed 6% of his compensation as defined in the Plan ("Employer Matching Contribution"). All Employer Matching Contributions are invested in The Southern Company Stock Fund.

           Participants are immediately vested in their Elective Employer Contributions, Voluntary Participant Contributions, Employer Matching Contributions, plus actual earnings thereon.

           Elective Employer Contributions for Participants who are defined as "highly compensated employees" under Section 414(q) of the Code are subject to additional limitations designed to prohibit discrimination in favor of the "highly compensated employees." Certain limitations also apply to Voluntary Participant Contributions and Employer Matching Contributions allocated to highly compensated employees.

           As of December 31, 1993 and 1992, 26,233 and 25,495 employees, respectively, were participating in the Plan.

           In the event of Plan termination, each Participant's account balance shall be distributed to the Participant in a non-discriminatory manner, as soon as practicable after such termination.

        4. Contributions:

           Contributions to the Plan by the Employing Companies and their respective Participants for the years ended December 31, 1993 and 1992, are set forth below:

                                                          1993 Contributions
                                                       Company      Participants'    Total
           Alabama Power Company    . . . . . . . . $10,612,827   $17,673,765   $28,286,592
           Georgia Power Company  . . . . . . . . .  17,930,357    29,006,156    46,936,513
           Gulf Power Company   . . . . . . . . . .   1,986,148     3,518,432     5,504,580
           Mississippi Power Company  . . . . . . .   2,182,103     3,679,763     5,861,866
           Savannah Electric and Power Company  . .     942,264     1,659,969     2,602,233
           Southern Company Services, Inc.  . . . .   4,902,675     7,953,210    12,855,885
           Southern Electric International, Inc.  .     318,324       522,244       840,568
           Southern Nuclear Operating Company, Inc.   2,539,564     4,236,913     6,776,477
                                                    $41,414,262   $68,250,452  $109,664,714

                                                                1992 Contributions
                                                       Company      Participants'    Total

           Alabama Power Company  . . . . . . . . . $10,171,576   $16,694,263   $26,865,839
           Georgia Power Company  . . . . . . . . .  17,262,081    27,551,865    44,813,946
           Gulf Power Company   . . . . . . . . . .   1,866,053     3,222,238     5,088,291
           Mississippi Power Company  . . . . . . .   2,045,567     3,342,682     5,388,249
           Southern Company Services, Inc.  . . . .   4,446,449     7,127,431    11,573,880
           Southern Electric International, Inc   .     257,795       412,477       670,272
           Southern Nuclear Operating Company, Inc.   2,396,180     3,978,965     6,375,145

                                                     $38,445,701   $62,329,921  $100,775,622

                                                  -17-

        5. Trust Agreement:

           Wachovia Bank of Georgia, N.A., as Trustee of the Plan, receives, holds and administers the Plan's assets.

           Expenses incurred by the Trustee in the performance of its duties and fees due the Trustee for trustee and investment manager services rendered under the trust agreement are paid by the Employing Companies and are not charged to the Plan. Brokerage expenses incurred by the Plan are accounted for as adjustments to cost or adjustments to sales proceeds of the corresponding asset, whichever is applicable. Transfer taxes and other expenses incurred by the Plan in connection with the acquisition or holding of any property are charged to the Plan.

        6. Tax Status

           While the Plan has received a determination letter dated May 29, 1990, a favorable determination letter has not been received with respect to the restated Plan and subsequent amendments. The Company intends to file the amended and restated Plan along with remedial changes, if any, to obtain the continued tax qualified status of the Plan. It is the opinion of management that the restated Plan, as amended, is currently in compliance with applicable provisions of the Code and accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

           Employer contributions and income of the Plan are not taxable to Participants until withdrawals or distributions are made.

        7. Reconciliation to the Form 5500

           As of December 31, 1993 and 1992, the Plan had approximately $12,049,636 and $2,774,546, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.



















           The following table reconciles net assets available for benefits for the years ended December 31, 1993 and 1992 per the financial statements to the Form 5500 to be filed by the Company:

                                                                         Net Assets Available
                         Benefits         Distribution                       for Benefits
                         Payable          to Participants                1993               1992
     Per financial
      statements               $       0       $65,322,108      $1,684,719,046     $1,391,497,413

     Accrued benefit
      payments                12,049,636        12,049,636          12,049,636          2,774,546

     Reversal of 1992
      accrual for
      benefit payments                 -        (2,774,546)                  -                  -

     Per Form 5500           $12,049,636       $76,597,198      $1,672,669,410     $1,388,722,867






































                                                                 Schedule I
                                                                 Page  1  of  6

                     THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1993
                                                                                                         Description of Investment
                                                              Including Maturity Date,
                                                              Rate of Interest, Collateral,
               Identity of Issue, Borrower,                   Par or Maturity Value,
     (a)  (b)  Lessor, or Similar Party                   (c) Number of Shares                      (d)  Cost     (e)  Current Value

               FIXED INCOME FUND:
                 Temporary Investments--
      *             Wachovia Bank Diversified Trust Fund      Authorized Demand Notes,
                    Short Term Investment Fund                Variable Rate $1 Unit Value            $47,105,138         $47,105,138

               Certificates of Deposit--
                 Bank of Delaware Wilmington,DE  . . . . .     CD, 5.84%, due 04/04/94                 1,000,000           1,000,000
                 Central Fidelity Richmond, VA . . . . . .     CD, 5.50%, due 01/31/94                 1,000,000           1,000,000
                 Central Fidelity Richmond, VA . . . . . .     CD, 5.55%, due 02/07/94                 1,000,000           1,000,000
                 First USA Bank Wilmington, DEL  . . . . .     CD, 4.55%, due 03/29/95                 1,000,000           1,000,000
                 First USA Bank Wilmington, DEL  . . . . .     CD, 4.65%, due 08/07/95                 1,000,000           1,000,000
                 Mercantile Safe Deposit Trust Co  . . . .     CD, 5.10%, due 01/10/94                 1,000,000           1,000,000
                 Mercantile Safe Deposit Trust Co  . . . .     CD, 5.10%, due 01/10/94                 1,000,000           1,000,000
                 Mercantile Safe & Deposit Trust   . . . .     CD, 5.35%, due 02/14/94                 1,000,000           1,000,000
                 Old Kent Grand Rapids MI  . . . . . . . .     CD, 4.22%, due 07/10/95                 1,000,000           1,000,000
                 Southtrust Bank Birmingham, AL  . . . . .     CD, 5.72%, due 04/06/94                 1,000,000           1,000,000
                 Third National Nashville, TN  . . . . . .     CD, 8.10%, due 03/28/94                 1,000,000           1,000,000
                 First Deposit National Bank, Tilton, NH .     CD, 3.50%, due 01/18/94                 2,000,000           2,000,000
                 First Deposit National Bank, Tilton, NH .     CD, 3.32%, due 03/21/94                 1,000,000           1,000,000
                 First Deposit National Bank, Tilton, NH .     CD, 3.38%, due 01/05/94                 1,000,000           1,000,000
                 Massachusetts Co, Boston, MA  . . . . . .     CD, 3.30%, due 02/04/94                 1,000,000           1,000,000
                 Massachusetts CO, Boston, MA  . . . . . .     CD, 3.50%, due 09/08/94                 2,000,000           2,000,000
                 Old Kent Bank Chicago, IL . . . . . . . .     CD, 3.33%, due 02/02/94                 1,000,000           1,000,000
                 Old Kent Bank Chicago, IL   . . . . . . .     CD, 3.29%, due 01/10/94                 1,000,000           1,000,000
                 Old Kent Grand Rapids, Mich . . . . . . .     CD, 3.49%, due 08/19/94                 1,000,000           1,000,000
                 Sanwa Bank California . . . . . . . . . .     CD, 3.25%, due 01/05/94                 2,500,000           2,500,000
                 Signet Bank Baltimore, MD . . . . . . . .     CD, 3.55%, due 05/05/94                 2,000,000           2,000,000
                 Trust Company Bank, Atlanta, GA . . . . .     CD, 3.40%, due 10/03/94                 2,000,000           2,000,000
                 AmSouth Bank Birmingham, AL . . . . . . .     CD, 5.95%, due 03/28/94                 1,000,000           1,000,000
                 AmSouth Bank Birmingham, AL . . . . . . .     CD, 4.20%, due 12/11/95                 1,000,000           1,000,000
                 AmSouth Bank Birmingham, AL.  . . . . . .     CD, 3.45%, due 08/31/94                 2,000,000           2,000,000
                 Bank of the West Walnut Creek, CA . . . .     CD, 3.40%, due 01/10/94                 2,000,000           2,000,000
                 Bank of the West Walnut Creek, CA . . . .     CD, 3.50%, due 01/14/94                 3,000,000           3,000,000
                 Central Bank South Birmingham, AL . . . .     CD, 5.85%, due 02/21/94                 1,000,000           1,000,000
                 Colonial National USA Claymont, DEL . . .     CD, 3.05%, due 01/28/94                 4,000,000           4,000,000
                 Signet Bank Richmond, VA  . . . . . . . .     CD, 3.40%, due 01/26/94                 1,000,000           1,000,000
                 Signet Bank Richmond, VA  . . . . . . . .     CD, 3.80%, due 06/24/94                 1,000,000           1,000,000
                 SouthTrust Bank, Birmingham, AL . . . . .     CD, 3,50%, due 08/12/94                 2,500,000           2,500,000

                 Sumitomo Bank San Francisco, CA . . . . .     CD, 3.25%, due 01/05/94                 2,000,000           2,000,000
                 Sumitomo Bank San Francisco, CA . . . . .     CD, 3.35%, due 01/07/94                 2,000,000           2,000,000
                 West One Bank Seattle, WA . . . . . . . .     CD, 3.50%, due 05/06/94                 1,000,000           1,000,000
                                                                                                      51,000,000          51,000,000

               Guaranteed Investment Contracts
                 Commonwealth Life Insurance Co  . . . . .     $3,430,636   Par Floating Rate
                                                                            Guaranteed Interest
                                                                            Contract, No Maturity
                                                                            Date, Pays Monthly         3,430,636           3,430,636

                 Life of Georgia.  . . . . . . . . . . . . .   $1,203,392   9.11% Rate Guaranteed
                                                                            Interest Contract,
                                                                            Matures 05/01/94,
                                                                            Pays Quarterly             1,203,392           1,203,392

                 Life of Virginia  . . . . . . . . . . . . .   $1,607,919   Par Floating Rate,
                                                                            Guaranteed Interest
                                                                            Contract, No Maturity
                                                                            Date, Pays Monthly         1,607,919           1,607,919
                                                                                                       6,241,947           6,241,947
                 Total Fixed Income Fund                                                            $104,347,085        $104,347,085

                                                                                                                 Schedule I
                                                                  Page  2  of  6

                     THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1993


                                                                                                   Description of Investment
                                                              Including Maturity Date,
                                                              Rate of Interest, Collateral,
               Identity of Issue, Borrower,                   Par or Maturity Value,
     (a)  (b)  Lessor, or Similar Party                   (c) Number of Shares                      (d)  Cost     (e)  Current Value

               EQUITY FUND:
               Temporary Investments:
      *           Wachovia Bank Diversified Trust Fund        Authorized Demand Notes,
                  Short Term Investment Fund                  Variable Rate $1 Unit Value             $10,473,370        $10,473,370

               Common Stocks--
               Automotive
                 General Motors Corporation  . . . . . . . . . . . . .  33,200                           979,152             971,100

               Banks
                 Chemical Bank Corporation . . . . . . . . . . . . . .  33,600                         1,168,879           1,348,200
                 Norwest Corp. . . . . . . . . . . . . . . . . . . . .   8,300                           174,256             202,313
                                                                                                       1,343,135           1,550,513
               Beverages
                 Coca Cola Co. . . . . . . . . . . . . . . . . . . . .  13,700                           588,022             611,363
                 Cott Corporation  . . . . . . . . . . . . . . . . . .  47,400                         1,307,920           1,155,375
                 Pepsico, Inc  . . . . . . . . . . . . . . . . . . . .  55,800                         1,961,354           2,280,825
                                                                                                       3,857,296           4,047,563
               Chemicals
                 Great Lakes Chemical Corporation  . . . . . . . . . .   3,400                           240,670             253,725
                 Imcera Group Inc. . . . . . . . . . . . . . . . . . .  15,900                           532,955             534,637
                 Morton International Inc. . . . . . . . . . . . . . .   5,900                           325,265             551,650
                                                                                                       1,098,890           1,340,012




               Computer Equipment
                 Cisco System, Inc.  . . . . . . . . . . . . . . . . .  34,500                           335,231           2,229,563

               Computer - Data Processing Services
                 Automatic Data Processing, Inc. . . . . . . . . . . .  37,700                         1,366,947           2,082,925
                 BMC Software, Inc.  . . . . . . . . . . . . . . . . .  12,500                           712,812             600,000
                 CUC International Inc.  . . . . . . . . . . . . . . .  31,300                           935,469           1,126,800
                 First Data Corporation  . . . . . . . . . . . . . . .   7,600                           243,200             309,700
                 First Financial Corporation . . . . . . . . . . . . .   8,200                           318,796             465,350
                 Microsoft Corporation . . . . . . . . . . . . . . . .  23,775                         1,174,686           1,916,859
                 Novell Inc  . . . . . . . . . . . . . . . . . . . . .  22,400                           496,400             464,800
                 Oracle System Corporation . . . . . . . . . . . . . .  78,200                         1,017,628           2,248,250
                 Sybase Inc  . . . . . . . . . . . . . . . . . . . . .  63,000                         2,081,979           2,646,000
                 Synoptics Communications Inc  . . . . . . . . . . . .  46,700                         1,420,266           1,301,763
                                                                                                       9,768,183          13,162,447
               Construction
                 New York International Corporation  . . . . . . . . .   2,600                            98,379              91,650

               Cosmetics, Toiletries, Soap
                 Gillette Co . . . . . . . . . . . . . . . . . . . . .  25,400                         1,426,029           1,514,475
                 Proctor & Gamble  . . . . . . . . . . . . . . . . . .  27,000                         1,296,570           1,539,000
                                                                                                       2,722,599           3,053,475
               Drugs, Medical
                 Abbott Labs . . . . . . . . . . . . . . . . . . . . .  25,000                           750,772             740,625
                 Merck & Co Inc. . . . . . . . . . . . . . . . . . . .  13,700                           591,108             470,938
                 Perrigo Co  . . . . . . . . . . . . . . . . . . . . .  42,900                         1,336,510           1,469,325
                 Pfizer Inc  . . . . . . . . . . . . . . . . . . . . .  29,300                         1,957,443           2,021,700
                 United Healthcare Corporation . . . . . . . . . . . .  12,600                           935,600             956,025
                 Warner Lambert Co . . . . . . . . . . . . . . . . . .   3,500                           247,575             236,250
                 Wellcome Placement Sponsored American
                   Depository Receipt  . . . . . . . . . . . . . . . .  24,400                           354,940             237,900
                                                                                                       6,173,948           6,132,763





























                                                                                                                 Schedule I
                                                                  Page  3  of  6

                     THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  December 31, 1993

                                                                                                   Description of Investment
                                                              Including Maturity Date,
                                                              Rate of Interest, Collateral,
               Identity of Issue, Borrower,                   Par or Maturity Value,
     (a)  (b)  Lessor, or Similar Party                   (c) Number of Shares                      (d)  Cost     (e)  Current Value

               Electrical Equipment
                 Ambac, Inc. . . . . . . . . . . . . . . . . . . . . .   3,000                            97,455             126,000
                 AMP, Inc. . . . . . . . . . . . . . . . . . . . . . .   6,100                           347,918             385,063
                 General Electric Co.  . . . . . . . . . . . . . . . .  28,600                         2,092,694           2,999,425
                 General Instrument Corp . . . . . . . . . . . . . . .  28,600                         1,329,158           1,615,900
                                                                                                       3,867,225           5,126,388
               Electronics
                 DSC Communications Corporation  . . . . . . . . . .    19,000                         1,264,289           1,168,500
                 EMC Corporation . . . . . . . . . . . . . . . . . .    41,600                           771,685             686,400
                 Electronic Arts . . . . . . . . . . . . . . . . . .     5,300                           186,213             159,000
                 Intel Corporation . . . . . . . . . . . . . . . . .    50,700                         2,683,052           3,143,400
                 Motorola, Inc.  . . . . . . . . . . . . . . . . . .    18,900                         1,004,192           1,743,525
                 Sensormatic Electronics, Corporation  . . . . . . .    25,200                           663,325             872,550
                                                                                                       6,572,756           7,773,375
               Entertainment - Leisure Related
                 Blockbuster Entertainment . . . . . . . . . . . . .    21,400                           643,147             655,375
                 Circus Circus Enterprises Inc . . . . . . . . . . .     4,100                           131,128             150,675
                 Mirage Resorts  . . . . . . . . . . . . . . . . . .     8,400                           191,520             200,550
                 Promus Cos Inc  . . . . . . . . . . . . . . . . . .     8,850                           264,066             404,887
                                                                                                       1,229,861           1,411,487
               Environmental Control
                 Waste Management International Placement  . . . . .    36,700                           775,515             642,250
                 Sponsored American Depository Receipt
                 WMX Technologies Inc. . . . . . . . . . . . . . . .    17,000                           632,388             448,375
                                                                                                       1,407,903           1,090,625
               Financial Services - Non-Banking
                 Countrywide Credit Industries Inc.  . . . . . . . .    11,300                           276,612             283,912
                 Federal Home Loan Mortgage Corp.  . . . . . . . . .    37,800                         1,233,840           1,885,275
                 Federal National Mortgage Association . . . . . . .    38,500                         2,394,415           3,022,250
                                                                                                       3,904,867           5,191,437
               Foods - Processed
                 Campbell Soup Company . . . . . . . . . . . . . . .     2,700                           114,318             110,700
                 General Mills Inc . . . . . . . . . . . . . . . . .    12,500                           852,028             759,375
                 Unilever Netherlands  . . . . . . . . . . . . . . .     2,400                           240,423             277,200
                                                                                                       1,206,769           1,147,275
               Food Service
                 Brinker International Inc.  . . . . . . . . . . . .    48,250                         1,056,324           2,219,500
                 Cracker Barrel Old Country Store Inc. . . . . . . .    49,950                           741,450           1,373,625
                 McDonalds Corp. . . . . . . . . . . . . . . . . . .    41,800                         1,625,816           2,382,600
                                                                                                       3,423,590           5,975,725
               Household Appliances and Supplies
                 Staples, Inc. . . . . . . . . . . . . . . . . . . .    54,300                         1,168,334           1,384,650

               Insurance
                 American International Group Inc. . . . . . . . . . .  21,200                         1,275,308           1,860,300



                 Progressive Corporation Ohio  . . . . . . . . . . . .   4,000                           117,200             162,000
                 TIG Holdings Inc  . . . . . . . . . . . . . . . . . .   9,300                           231,999             213,900
                                                                                                       1,624,507           2,236,200
               Medical Supplies and Services
                 Medtronic Inc.  . . . . . . . . . . . . . . . . . . .   3,200                            216,532            262,800

               Metal Products - Fabricated
                 Illinois Tool Works, Inc. . . . . . . . . . . . . . .   2,300                            72,501              89,700

               Miscellaneous
                 Polygram Netherlands. . . . . . . . . . . . . . . . .   3,300                           112,200             129,938
                 Rogers Cantel Mobile Communications Inc . . . . . . .  25,400                           677,276             685,800
                                                                                                         789,476             815,738















































                                                                  Schedule I
                                                                  Page  4  of  6


                     THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  December 31, 1993


                                                                                                   Description of Investment
                                                              Including Maturity Date,
                                                              Rate of Interest, Collateral,
               Identity of Issue, Borrower,                   Par or Maturity Value,
     (a)  (b)  Lessor, or Similar Party                   (c) Number of Shares                      (d)  Cost     (e)  Current Value

               Oil and Gas - Domestic
                 Renaissance Energy Limited  . . . . . . . . . . . . .  15,600                           368,455             332,857

               Oil and Gas - Exploration and Production
                 Tarragon Oil & Gas  . . . . . . . . . . . . . . . . .   9,100                           126,829              99,463

               Paper and Paper Products
                 Minnesota Mining & Manufacturing Co.  . . . . . . . .   4,300                           380,830             467,625

               Retail Trade - General Merchandise
                 Best Buy Inc  . . . . . . . . . . . . . . . . . . . .  32,450                         1,186,620           1,508,925
                 TJX Cos Inc . . . . . . . . . . . . . . . . . . . . .   8,500                           234,701             247,562
                 Wal Mart Stores Inc . . . . . . . . . . . . . . . . . 156,900                         3,679,614           3,922,500
                                                                                                       5,100,935           5,678,987
               Retail Trade - Specialty
                 Autozone, Inc.  . . . . . . . . . . . . . . . . . . .  23,900                           616,932           1,368,275
                 Duracell International, Inc.  . . . . . . . . . . . .  23,000                           684,242             825,125
                 Home Depot, Inc.  . . . . . . . . . . . . . . . . . .  60,682                         1,754,491           2,396,939
                 Lowes Companies Inc . . . . . . . . . . . . . . . . .  29,000                         1,014,880           1,725,500
                 Office Depot, Inc.  . . . . . . . . . . . . . . . . .  34,650                           672,732           1,165,106
                 QVC Network Inc . . . . . . . . . . . . . . . . . . .  14,900                         1,031,777             584,826
                 Toys R Us . . . . . . . . . . . . . . . . . . . . . .  81,650                         2,731,600           3,337,443
                                                                                                       8,506,654          11,403,214
               Retail Trade - Drugs
                 Walgreen Company  . . . . . . . . . . . . . . . . . .  14,800                            402,285            604,950

               Rubber and Plastics
                 Rubbermaid Inc  . . . . . . . . . . . . . . . . . . .  11,000                            336,632            382,250

               Services - Non-Financial
                 Caesars World Inc . . . . . . . . . . . . . . . . . .   3,700                            180,700            197,487
                 Carnival Cruise Lines Inc . . . . . . . . . . . . . .   7,400                            228,960            350,575
                 Hilton Hotels Corp  . . . . . . . . . . . . . . . . .   3,600                            180,376            218,700
                 Informix Corporation  . . . . . . . . . . . . . . . .  74,900                          1,264,730          1,591,625
                 Reuters Holdings Placement  . . . . . . . . . . . . .  10,900                            480,751            861,100
                                                                                                        2,335,517          3,219,487
               Telecommunications Services
                 American Telephone & Telegraph Co . . . . . . . . . .   6,500                            352,711            341,250
                 Ericsson L M Telephone Co . . . . . . . . . . . . . .  44,400                          2,248,790          1,792,650
                 McCraw Cellular Communications  . . . . . . . . . . .  37,600                          1,066,947          1,898,800
                 MCI Communications Corporation  . . . . . . . . . . .   9,500                            239,718            268,375
                 Pacific Telesis Group . . . . . . . . . . . . . . . .  35,900                          1,880,217          1,947,575
                 Pactel Corporation  . . . . . . . . . . . . . . . . .  38,500                            975,381            957,687



                 Telefonos De Mexico L American Depository Receipts  .  26,700                          1,331,260          1,802,250
                 Vodafone Group PLC Sponsored American
                   Depository Receipts . . . . . . . . . . . . . . . .  28,300                          1,737,662          2,525,775
                                                                                                        9,832,686         11,534,362

























































                                                                                                                 Schedule I
                                                                  Page  5  of  6


                     THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1993


                                      Description of Investment
                                                                 Including Maturity Date,
                                                                 Rate of Interest, Collateral,
               Identity of Issue, Borrower,                      Par or Maturity Value,
     (a)  (b)  Lessor, or Similar Party                     (c)  Number of Shares                   (d)  Cost     (e)  Current Value

               Video, Broadcasting, Cable
                 Lin Broadcasting Corp.  . . . . . . . . . . . . . . .  17,796                         1,397,157           1,966,458

               Total Equity Investments                                                               80,649,114         100,774,139

               Fixed Income Investments - Convertible Bonds
                 Lowes Companies Inc. 3.00% due 07/22/2003 . . . . . . 351,000                           311,933             403,650

               Total Fixed Income Investments  . . . . . . . . . . . .                                   311,933             403,650

               Total Fixed Income & Equity Investments . . . . . . . .                                80,961,047         101,177,789

               Total Equity Fund . . . . . . . . . . . . . . . . . . .                               $91,434,417        $111,651,159


































                                                                  Schedule I
                                                                  Page  6  of  6

                     THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1993


                                                                 Description of Investment
                                                                 Including Maturity Date,
                                                                 Rate of Interest, Collateral,
               Identity of Issue, Borrower,                      Par or Maturity Value,
     (a)(b)    Lessor, or Similar Party                    (c)   Number of Shares                (d)  Cost           (e)Current Valu


               THE SOUTHERN COMPANY STOCK FUND--
               PARTICIPANTS' PORTION:
                 Temporary Investments--
      *             Wachovia Bank Diversified Trust Fund        Authorized Demand Notes,
                     Short Term Investment Fund                 Variable Rate $1 Unit Value      $     3,163,751     $     3,163,751

                 Common Stocks--
      *          The Southern Company  . . . . . . . . . . . . .    13,676,294                       382,704,118         603,466,473

               Total Southern Company Stock Fund--
               Participants' Portion . . . . . . . . . . . . . .                                     385,867,869         606,630,224

                THE SOUTHERN COMPANY STOCK FUND--COMPANY PORTION:
                 Temporary Investments--
      *             Wachovia Bank Diversified Trust Fund      Authorized Demand Notes,
                     Short Term Investment Fund               Variable Rate $1 Unit Value              1,930,643           1,930,643

                 Common Stock--
      *          The Southern Company  . . . . . . . . . . . . .    16,643,003                       437,135,254         734,372,507

               Total Southern Company Stock Fund--
               Company Portion . . . . . . . . . . . . . . . . .                                     439,065,897         736,303,150

               Total Southern Company Stock Fund                                                  $  824,933,766      $1,342,933,374

               INDEX FUND:
                 Temporary Investments--
      *          Wachovia Bank Diversified Trust Fund           Authorized Demand Notes,
                  Short Term Investment Fund                    Variable Rate, $1 Unit Value      $      791,093      $      791,093

                 Mutual Fund Equity Investments--
                 American National Bank Equity Index Fund              338,776                        42,123,392          47,649,183

               Total Index Fund                                                                   $   42,914,485      $   48,440,276

      *        Loans Due From Participants (Interest rates
                vary from 6% to 11.5%)                                                            $   76,796,989      $   76,796,989

               TOTAL INVESTMENTS OF ALL FUNDS                                                     $1,140,426,742      $1,684,168,883


   (NOTE)  The last sale price (New York Stock Exchange composite transactions)

           for The Southern Company common stock on June 10, 1994 was $19-3/8 as compared to a pre-stock split price of $44-1/8 on December 31, 1993.


   *   Represents a party in interest to the Plan


            The accompanying notes are an integral part of this schedule.






















































                                                                    Schedule II

                                  THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                               Item 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                     FOR THE YEAR ENDED DECEMBER 31, 1993


                           (b) Description of asset
   (a) Identity of         (include interest rate and        (c) Purchase       (d) Selling        (e) Lease
       party involved      maturity in case of a loan)           price              price              rental


                           Wachovia Bank Diversified Trust
   Wachovia Bank           Fund Short-Term Investment Fund
     of Georgia, N.A.      Collective Investment,
                           Variable Rate,
                           payable upon demand
                           543 transactions                  $289,423,000                  -               -
                           380 transactions                             -       $284,040,838               -

   The Southern
    Company                Common Stock
                           75 transactions                    155,692,520                  -               -
                           44 transactions                              -         47,360,945               -










                             The accompanying notes are an integral part of this schedule.










                                                                                                Schedule II

                                  THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                               Item 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                     FOR THE YEAR ENDED DECEMBER 31, 1993



                           (b) Description of asset
   (a) Identity of         (include interest rate and        (f) Expense        (g) Cost of        on transaction   (i) Net gain
       party involved      maturity in case of a loan)   incurred                   asset               date          or (loss)


                           Wachovia Bank Diversified Trust
   Wachovia Bank           Fund Short-Term Investment Fund
     of Georgia, N.A.      Collective Investment,
                           Variable Rate,
                           payable upon demand
                           543 transactions                             -                  -               -               -
                           380 transactions                             -                  -               -               -

   The Southern
    Company                Common Stock
                           75 transactions                         36,582                  -              -                -
                           44 transactions                          4,136         25,436,457      47,360,945      21,920,352










                             The accompanying notes are an integral part of this schedule.













                                      SIGNATURE



             Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                              THE SOUTHERN COMPANY
                                              EMPLOYEE SAVINGS PLAN





                                              W. C. Archer, III
                                              W. C. Archer, III, Chairman
                                              Savings Plan Committee


        June 24, 1994















































                      CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



        As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 10, 1994, included in this annual report of The Southern Company Employee Savings Plan on Form 11-K for the year ended December 31, 1993, into the Plan's previously filed Registration Statement No. 33-23152.





                                              Arthur Andersen & CO.



        Atlanta, Georgia
        June 24, 1994






























